EXHIBIT 99.6

Cell Kinetics Ltd. Inc.
2 Yodfat Street
LOD 71291
Israel

[                   ]

To Securities Dealers, Commercial Banks, Trust Companies, and Other Nominees:

        This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the offering by Cell Kinetics Ltd. ("Cell Kinetics") of an aggregate of 3,505,337 ordinary shares, par value NIS $0.01 ("Common Stock"), of Cell Kinetics at a subscription price of $0.30 per share of Common Stock (the "Subscription Price"), pursuant to the exercise of non-transferable subscription rights initially distributed on [], 2007 ("Subscription Rights"), to all holders of record of shares of the common stock of Medis Technologies Ltd. (“Medis Common Stock”) as of the close of business on [], 2007 (the "Record Date").  Each Subscription Right also carries the right to oversubscribe at the Subscription Price for additional shares of Common Stock (subject to proration if necessary) up to the total amount of Common Stock remaining upon completion of the Basic Subscription Rights (defined below). The Subscription Rights are described in the enclosed prospectus and evidenced by a Subscription Certificate registered in your name or in the name of your nominee.

        Each beneficial owner of shares of Medis Common Stock registered in your name or the name of your nominee is entitled to one Subscription Right for every ten (10) shares of Medis Common Stock owned by such beneficial owner on the Record Date (the “Basic Subscription Rights”).  Holders of Medis Common Stock will not receive fractional Subscription Rights, but instead Subscription Rights will be rounded downwards to the nearest full Subscription Right.  In addition, each holder of Medis Common Stock will receive a four-year warrant for every two shares of Common Stock acquired upon exercise of the Subscription Rights.  Each warrant will entitle its holder to purchase one share of Common Stock at an exercise price of $0.60 per share.

        We are asking you to contact your clients for whom you hold shares of Medis Common Stock registered in your name or in the name of your nominee as of the Record Date to obtain instructions with respect to the Subscription Rights.

        Enclosed are copies of the following documents:

1.	Prospectus;

2.	Subscription Certificate;

3.	Instructions for Use of Subscription Certificates;

4.	Form of Letter from Cell Kinetics to Medis Common Stockholders;

5.	Form of Notice of Guaranteed Delivery; and

6.	Return envelope addressed to American Stock Transfer & Trust Company, as Subscription Agent.

        Your prompt action is requested. The Subscription Rights will expire at 5:00 P.M., New York City time, on [            ], 2007 (as it may be extended, the "Expiration Date").

        To exercise Subscription Rights, properly completed and executed Subscription Certificates and payment in full for all Subscription Rights exercised must be delivered to the Subscription Agent as indicated in the prospectus prior to the Expiration Date, unless the guaranteed delivery procedures described in the prospectus are followed.

        Additional copies of the enclosed materials may be obtained by contacting us at [               ].

Very truly yours,

CELL KINETICS LTD.